UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person
   Sorrells, David F.
   c/o Parkervision, Inc.
   8493 Baymeadows Way
   Jacksonville, FL  32256
   USA

2. Issuer Name and Ticker or Trading Symbol
   ParkerVision, Inc.
   PRKR

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   April 30, 2001

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Technical Officer

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |4/3/01|M   |V|9,000             |A  |$6.625     |                   |      |                           |
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Common Stock               |4/3/01|M   |V|20,100            |A  |$11.875    |                   |      |                           |
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Common Stock               |4/3/01|S   |V|5,000             |D  |$24.00     |                   |      |                           |
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Common Stock               |4/3/01|S   |V|4,000             |D  |$24.0938   |                   |      |                           |
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Common Stock               |4/3/01|S   |V|12,100            |D  |$24.0938   |                   |      |                           |
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Common Stock               |4/4/01|S   |V|6,300             |D  |$24.00     |                   |      |                           |
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Common Stock               |4/4/01|S   |V|700               |D  |$24.125    |                   |      |                           |
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Common Stock               |4/4/01|S   |V|1,000             |D  |$24.3125   |                   |      |                           |
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature   |
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|of Indirect |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Common Stock Option   |$6.625  |4/3/0|M   |V|9,000 -    |A,D|12/20|12/20|Common Share|9,000  |-      |9,000       |D  |-           |
                      |        |1    |    | |           |   |/98  |/03  |s           |       |       |            |   |            |
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Common Stock Option   |$11.875 |4/3/0|M   |V|20,100 -   |A,D|1/9/9|1/9/0|Common Share|20,100 |-      |20,100      |D  |            |
                      |        |1    |    | |           |   |9    |4    |s           |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/s/    David F. Sorrells
-----------------------------
   David F. Sorrels

DATE:   April 30, 2001